SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of July 2008

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural Equipment During the Month of June and Cumulative for 6 Months of 2008, Compared with Prior Year Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of May 2008 Relative to Industry Results or Levels.

2.	Registrant’s Estimated North American Retail Unit Sales Activity For Selected Construction Equipment During the Month of June and cumulative for 6 Months of 2008, Relative to Industry Results or Levels, Compared with Prior Year Periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

July 14, 2008

CNH Global N.V.

Summary North American Retail Unit Sales Activity

For Selected Agricultural Equipment

During the Month of June and Cumulative for 6 Months 2008, Compared with Prior Year

Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural

Equipment at the End of May 2008

Relative to Industry Results or Levels

The following table summarizes selected agricultural equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	June N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of June 2008
Agricultural Tractors: under 40 horsepower (2WD)	(8.9)%	Down moderate double digits, significantly worse than the industry
40 to 100 horsepower (2WD)	(5.0)%	Up low single digit, moderately better than the industry
over 100 horsepower (2WD)	+13.1%	Up mid single digit, moderately less than the industry
4 wheel drive tractors	+64.3%	Up high double digits, significantly more than the industry
Sub total tractors over 40 hp	(0.0)%	Up mid single digit, moderately better than the industry
Total Ag tractors	(5.2)%	Down high single digit, slightly worse than the industry

Combines	+19.9%	Up high double digits, significantly more than the industry

RETAIL UNIT SALES: 6 MONTHS 2008
Agricultural Tractors: under 40 horsepower (2WD)	(10.2)%	Down moderate double digits, significantly worse than the industry
40 to 100 horsepower (2WD)	(9.2)%	Down high single digit, in line with the industry
over 100 horsepower (2WD)	+24.1%	Up moderate double digits, equal to the industry
4 wheel drive tractors	+22.9%	Up moderate double digits, in line with the industry
Sub total tractors over 40 hp	(0.9)%	Up low single digit, slightly better than the industry
Total Ag tractors	(6.0)%	Down low double digits, slightly worse than the industry

Combines	+17.9%	Up low double digits, in line with the industry

AG DEALER INVENTORIES: END OF May 2008
Agricultural Tractors: under 40 horsepower (2WD)	7.0 months supply	1 month more than the industry
40 to 100 horsepower (2WD)	5.8 months supply	1 month more than the industry
over 100 horsepower (2WD)	2.8 months supply	in line with the industry
4 wheel drive tractors	2.1 months supply	in line with the industry
Total tractors	6.0 months supply	in line with the industry

Combines	2.2 months supply	in line with the industry

June 2008 Flash Report

United States Unit Retail Sales

(Report Released 7/10/2008)

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	June			Y TD -June			Beginning Inventory June
	2008	2007	%Chg	2008	2007	%Chg	2008
2WD Farm Tractors
< 40 HP	12,490	14,157	-11.8	57,255	65,713	-12.9	63,853
40 < 100 HP	7,633	8,207	-7.0	36,156	40,932	-11.7	36,516
100+ HP	1,984	1,733	14.5	13,242	10,706	23.7	4,967

Total 2WD Farm Tractors	22,107	24,097	-8.3	106,653	117,351	-9.1	105,336
4WD Farm Tractors	316	234	35.0	1,966	1,785	10.1	659

Total Farm Tractors	22,423	24,331	-7.8	108,619	119,136	-8.8	105,995
Self-Prop Combines	788	728	8.2	2,994	2,652	12.9	1,082

These data are, in part, estimates that are subject to revisions when final detail data becomes available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category beging sold at retail in the fifty states and District of Columbia

June 2008 Flash Report

Canada Unit Retail Sales

(Report Released 7/10/2008)

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	June			YTD - June			Beginning Inventory June
	2008	2007	%Chg	2008	2007	%Chg	2008
2WD Farm Tractors
< 40 HP	1,872	1,611	16.2	7,209	6,062	18.9	6,748
40 < 100 HP	850	727	16.9	4,094	3,384	21.0	3,243
100+ HP	431	403	6.9	2,422	1,913	26.6	1,383

Total 2WD Farm Tractors	3,153	2,741	15.0	13,725	11,359	20.8	11,374
4WD Farm Tractors	121	32	278.1	745	420	77.4	176

Total Farm Tractors	3,274	2,773	18.1	14,470	11,779	22.8	11,550
Self-Prop Combines	285	167	70.7	707	488	44.9	606

These data are, in part, estimates that are subject to revisions when final detail data becomes available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category beging sold at retail in Canada

CNH Global N.V.

Estimated North American Retail Unit Sales Activity

For Selected Construction Equipment

During the Month of June and cumulative for 6 Months of 2008,

Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes CNH’s estimates of selected construction equipment industry retail unit sales results in North America as compared with prior year periods. Estimated industry results for the current periods are expressed in terms of the percentage change from the prior year periods, by major product category.

These industry preliminary estimates are based on unit sales and are believed to include most, but not all, of the equipment sold in each of the categories. The estimates are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results also will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Estimated North American Retail Activity – June 2008

CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of June 2008
Loader/backhoes	Down low double digits	Down low double digits, Equal to the industry
Skid Steer Loaders	Down high single digit	Down moderate double digits, Significantly worse than the industry
Total Light Equipment	Down moderate double digits	Down moderate double digits, In line with the industry
Total Heavy Equipment	Down low double digits	Down low double digits, Slightly better than the industry

RETAIL UNIT SALES: 6 MONTHS 2008
Loader/backhoes	Down moderate double digits	Down moderate double digits, Moderately worse than the industry
Skid Steer Loaders	Down low double digits	Down low double digits, Moderately worse than the industry
Total Light Equipment	Down moderate double digits	Down moderate double digits, In line with the industry
Total Heavy Equipment	Down moderate double digits	Down moderate double digits, Moderately worse than the industry